Exhibit 12.1
Zoetis Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
The following table sets forth the historical ratio of our earnings to our fixed charges for the periods indicated.
For the purpose of computing these ratios, “earnings” consists of income from continuing operations before provision for taxes on income, plus fixed charges, and amortization of capitalized interest. “Fixed charges” consists of interest expense (which includes amortization of debt premium, discount and other debt costs) net of capitalized interest, the estimated interest portion of rental expense, and capitalized interest. The ratio was calculated by dividing the sum of the earnings (as defined above) by the sum of the fixed charges (as defined above).

	Three Months
	Ended
	March 29,	Year Ended December 31,
(IN MILLIONS, EXCEPT RATIOS)	2015	2014	2013	2012	2011
Determination of earnings:
Income before provision for taxes on income
and noncontrolling interests	$230	$820	$690	$710	$394
Less: Net income/(loss) attributable to noncontrolling interests	—	4	(1)	—	3
Income attributable to Zoetis Inc.	230	816	691	710	391
Add: fixed charges	31	131	127	37	43
Total earnings as defined	$261	$947	$818	$747	$434

Fixed charges:
Interest expense, net of capitalized interest(a)	$28	$117	$113	$31	$36
Capitalized interest	1	4	3	—	—
Interest portion of rent expense(b)	2	10	11	6	7
Fixed charges	31	131	127	37	43

Ratio of earning to fixed charges	8.4	7.2	6.4	20.2	10.1

(a)	Interest expense includes amortization of debt discount and fees. Interest expense does not include interest related to uncertain tax positions.

(b)	One-third of all rental expense is deemed to be interest, which we believe to be a conservative estimate of an interest factor in our leases.